Consent of Expert

In connection with the Annual Report on Form 40-F for the year ended December 31, 2015 (the “Form 40-F”) of Timmins Gold Corp., I, Mani M. Verma, P. Eng. of Micon International Limited, hereby consent to the use of my name and Micon International Limited’s name in connection with the references to the mineral reserve and resource estimates for the San Francisco Gold Project and to the technical report entitled “NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project, Sonora, Mexico” dated February 29, 2016 with an effective date of December 31, 2015 (collectively, the “Technical Information”) and to the incorporation by reference of references to, and summaries of, the Technical Information in the Form 40-F.

Micon International Limited

“Mani M. Verma”

_____________________________________

Signature of Qualified Person

Mani M. Verma, P. Eng.

Name of Qualified Person

Associate Senior Mining Engineer

Title of Qualified Person

March 30th, 2016